Bay Bridge Food & Produce Company

3550 S. Harlan St. 284

Denver, Colorado 80235

August 16, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:

Amendment No. 2 to Registration Statement on Form S-1/A

Filed June 14, 2013

Ladies and Gentlemen:

On behalf of  Bay Bridge Food and Produce Company, Inc., a Delaware corporation (the “Company”), we hereby submit in electronic format for filing with the U.S. Securities and Exchange Commission, pursuant to the Securities Act of 1933, as amended, and Rule 101(a)(1)(i) of Regulation S-T, one complete copy of Amendment No. 1 to the captioned Registration Statement on Form S-1, (the “Amendment”), for the registration of 500,000 shares of the Company’s common stock, including one complete copy of the exhibits listed in the Amendment as filed therewith.

The Amendment responds to the comments received from the staff of the Commission by letter, dated July 3, 2013.

To facilitate the staff’s review, the numbered paragraphs below correspond to the numbered paragraphs in the letter of the Commission’s comments.  Unless otherwise provided herein, all page numbers referred to in this letter correspond to the page numbers of the Amendment and capitalized terms used herein that are not otherwise defined herein have the meanings ascribed to them in the Amendment.

General

1.

Please review the registration statement prior to filing your next amendment to resolve any inconsistencies in disclosure from section to section. We note in this regard that in some instances you have revised the Summary section without including a more complete discussion in the Business and Plan of Operations sections. Also, your capital needs as discussed in the second paragraph on page 25 do not appear to reconcile with the third risk factor on page 12. Please revise accordingly.

We agree with the Staff.  We have revised the sections as requested. We have revised the Summary section and added more detail to the Business and Plan of Operations sections. We are consistent in our capital needs requirements throughout the Registration. We believe that we will need $500,000 in the first year after receiving the original $50,000 and another $500,000 subsequently.

2.

We note your response to prior comment 1. Please disclose in the Summary your status as a “shell company” within the meaning of Rule 405 of Regulation C

We agree with the Staff and have added that we are a “shell company” as defined by Rule 405 of Regulation C.

3.

We note your response to prior comment 3. Please include the related party transaction disclosure called for by Item 404(d) of Regulation S-K in a separately captioned section in the prospectus.

We agree with the Staff and have placed this disclosure under “Related Party Transactions” on Page 27 of this Registration.

Summary Information About Bay Bridge, page 7

Produce Industry, page 7

4.

You state in the second paragraph that the costs of retrofitting a building would be $5,000 per row of output. Please explain why retrofitting costs would be variable costs based on the number of rows of output.

We have explained why costs are variable in the registration statement.  Each row requires its own separate infrastructure.

5.

We note your response to prior comment 24. Please remove references to Trader Joes and Whole Foods from the second paragraph of this section.

We agree with the Staff. We have removed the references

6.

We note your response to prior comment 29. Please remove the first sentence of the second to last paragraph on page 7.

We agree with the Staff.  We have removed the sentence as requested.

Vegetable Market, page 8

7.

Refer to your revised disclosure in the last sentence of the third paragraph on page 8. Please substantiate that controlled environment agriculture is “proven” technology or remove references to “proven.”

We have deleted reference to the proven technology.

Power Industry, page 8

8.

We note your response to prior comment 11. Please discuss more concretely the anticipated efficiency of and estimated operating costs of your proposed power generating facility. Specifically, please define and quantify “average” and “above average efficiency.”

We agree with the Staff’s comment. We have added the rationales for why we feel our technology will provide above average efficiency

9.

In this regard, please substantiate your belief that you will be able to generate electricity at a lower cost than you would pay to third parties.

We have added the rationale as to why we believe we will be able to generate power at lower costs than competing technologies.

10.

Please provide us with the basis for your belief that the cost of your facilities and output “will be minimal compared to competing technologies” and clarify what you consider to be competing technologies.

We have clarified why we think our output will be cheaper than competing technologies and have explicitly defined what these technologies are.

11.

Please disclose the amount of power generating capacity that is expected to be utilized in your greenhouse operations and the amount of power generating capacity that is expected to be available for sale to third parties.

We have added this disclosure per your request.

12.

We note your response to prior comment 13. Please remove the statement that you will be able to sell your electricity “on profitable terms” or explain why this belief is reasonable given your stage of development.

We have removed the statement per the Staff’s request.

13.

Refer to the three bullet points on page 8. Please explain how the electricity you generate meets the definition of “renewable energy.” We note in this regard your disclosure that you intend to rely on a gas-fired generator.

We believe that our product is not currently defined as renewable energy and have stated as such in the Registration.

14.

Please disclose whether there are funding requirements or other contingencies that must be resolved prior to entering into agreements with prospective electricity customers.

There are no funding requirements or contingencies to be resolved and we have stated as such in the Registration.

15.

We note your response to prior comment 14. Please explain what “micro grids” are and discuss how electricity that you to aspire to generate will be distributed or transported to the acquiring entities. Also, discuss which party bears the costs and risks of power transportation.

We have explained what micro grids are and have clarified that we will be responsible for the cost of power transportation.

16.

Please substantiate your revised disclosure in the last sentence of the last paragraph on page 8. In this regard, please explain how your greenhouses are expected to “free up” power for sale to others, as it appears that you would require more power to operate greenhouses with artificial light and heating relative to greenhouses that rely on natural light and heating.

We have added the disclosure as to why we feel that our procedures will free up power to be added to the grid capacity during peak times

Risk Factors, page 9

17.

We note your disclosure in the second paragraph on page 9 that you may rely on joint-ventures or strategic partnerships. Please add a risk factor describing the risks because of your dependence on third parties and that you would only benefit from a percentage of any net profits from such ventures.

We agree with the Staff and have added the appropriate Risk Factor in the filing about any dealings with a joint venture partner.

Use of Proceeds, page 17

18.

We note your response to prior comment 17. Please disclose, if true, that you will need $1 million in addition to funds raised in this offering to commence operations.

We have added the disclosure to fully implement our business model we believe we will need $1,000,000 in total.

Dilution of the Price You Pay For Your Shares, page 17

19.

We note your revisions made in response to prior comment 19. As also requested, please revise the individual line items in the table whereby reference should be made to the initial public offering rather than to the rights offering. Please revise.

We have changed this disclosure as requested.

Plan of Distribution, page 18

20.

We note your response to prior comment 20. Your revised disclosure in this section references selling security holders although it appears this is a primary offering. Please include a complete plan of distribution, discussing the terms of the offering, the procedures for subscribing, and disclosing in what circumstances you reserve the right to terminate the offering for reasons other than because of expiration of the offer period.

We agree with the Staff and have increased our disclosure in this regard.  We have added details of the Offering and have included a complete Plan of Distribution

Business, page 21

21.

We note your response to prior comments 21 and 32. Please disclose in your Business and Plan of Operation sections the concrete milestone for implementing each key step in your business plan. To the extent implementation is contingent on obtaining funding, for each milestone quantify the amount of funding necessary and the expected completion date as measured from receipt of funding.

We agree with the Staff and have added particulars in regards to timeframes and milestones.

22.

We note your response to prior comment 25. Please disclose whether and how you intend to measure the quality of your produce.

We will measure the quality of our output through Brix testing. We  have added this disclosure in the Registration.

23.

We note your response to prior comment 27. Please describe and quantify the fixed and variable costs incurred by conventional greenhouses and explain how internally generating power will lower each of these costs sufficiently to enable you to operate economically.

We have discussed how lower insect control and power costs will allow us to operate more economically.

24.

We note your response to prior comment 8. Please briefly explain why each of the factors you identify in the sixth paragraph of this section presents a challenge to the implementation and growth of your business.

We have eliminated some of the factors and have elaborated why the remaining factors will present challenges.

25.

We note your response to prior comment 30. Please disclose here and Note 1 to the Financial Statements the status of negotiations with the Dutchess County, New York, County Economic Development Commission. In addition, please disclose here any funding or other milestones you must achieve to be eligible to participate in this or other incentive programs.

We have added detail about our ongoing discussions with the Dutchess County Economic Development Commission. We have expounded that we believe that our program will help returning veterans find employment

Government Regulation, page 24

26.

We note your response to prior comment 31. Please specifically discuss each material federal, state, and local regulation that is likely to affect your operations. In addition, to the extent you require government approval(s) of your principal products or services and you have not yet received that approval, discuss the status of the approval(s) within the government approval process. Finally, please briefly explain how you expect that reduced funding at the state and local level will influence your ability to obtain necessary licensing and permits. Refer to Item 101(h)(4)(viii)-(ix) of Regulation S-K.

Per the Staff’s request, we have specifically discussed all relevant regulations and how we expect them to impact our business.  We explain how reduced funding at Federal and state levels may impact our business in our response to comment 24 in this correspondence.

Plan of Operation, page 24

27.

We note your response to prior comment 33. Please describe the various technologies you have integrated.

We have described the various technologies we are integrating to generate our product.

Background of Officers and Directors, page 27

28.

We note your response to prior comment 35. Please provide more detail about nature of Mr. Duke’s involvement in each of the experiences you describe.

We have added more detail about Mr. Duke’s prior experience.

Financial Statements

Note 1. Organization, nature of business, going concern, page F-7

29.

We note your disclosure in the second paragraph that you have plans to generate revenue from four sources. Please expand your Business and MD&A to discuss each of these four expected sources of revenue.

We have added this detail in the MD&A

Exhibit 99.1

30.

We note your response to prior comments 39 and 40. Please file the revised subscription agreement as an exhibit to your amended registration statement.

We have attached as an Exhibit the revised subscription agreement

Other

31.

Please continue to consider the financial statement updating requirements set forth in Rule 8-08 of Regulation S-X. In this regard, the next amendment should include updated financial statements and related financial information, such as Summary Financial Data and MD&A.

We have updated the financial statements per your request.

32.

Amendments should contain a currently dated accountants’ consent. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

The Accountant’s consent is currently dated.

/s/ Andrew Duke

Andrew Duke

President and Director

Principal Executive Officer

Principal Financial Officer

Principal Accounting Officer

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